



Forest Laboratories, Inc.

2011 Annual Report


Forest Laboratories, Inc.

FOREST LABORATORIES
2011 ANNUAL REPORT

Forest Laboratories, Inc.

Forest Laboratories, Inc. is dedicated to identifying and developing products that will improve the health and quality of life of patients. Forest's longstanding global partnerships and track record developing and marketing pharmaceutical products in the United States, have yielded its well-established central nervous system and cardiovascular franchises and innovations in anti-infective and respiratory medicines. The Company's current pipeline, the most robust in its history, includes product candidates in all stages of development across a wide range of therapeutic areas. The Company is headquarted in New York, NY.

To learn more about Forest Laboratories, Inc., visit www.frx.com.

Net Revenues


4,419,700
4,192,862
3,922,782
3,836,329
3,441,785
2,962,390
2011 2010 2009 2008 2007 2006

Net Income


1,046,770
682,383
767,743
967,933
454,103
708,514
2011 2010 2009 2008 2007 2006

Research & Development


715,872
1,053,561
661,294
670,973
941,003
410,431
2011 2010 2009 2008 2007 2006

Stockholders' Equity


5,498,880
4,889,907
4,114,591
3,715,317
3,024,813
2,697,809
2011 2010 2009 2008 2007 2006

Fiscal Years Ended March 31,	**2011**	2010
(In thousands, except per share data)		
Net revenues	$4,419,700	$4,192,862
Income before income tax expense	1,337,736	950,686
Income tax expense	290,966	268,303
Net income	1,046,770	682,383
Earnings per common and common equivalent share – diluted	$3.59	$2.25
Weighted average number of common and common equivalent shares outstanding – diluted	291,175	303,781



This year may be the most remarkable year in Forest's history, or maybe in the history of any pharmaceutical company, because we will have launched three products within a six month period: Teflaro, which was launched in March of this year, and Daliresp and Viibryd, which will be launched in August, this year. And within the last three years we will have launched a total of five products - Bystolic, Savella, and then Teflaro, Daliresp and Viibryd plus Namenda XR which has been approved, but not yet launched. And, in addition, we are filing NDAs with the FDA this year for aclidinium and linaclotide, which brings the total of new products we will be marketing by next year, assuming approval of this year's submissions, to eight products, including Namenda XR.

Each product has its own virtues that distinguishes it from other products that treat the same indications. We are as different on the inside as we are on the outside - our internal organs and systems, our body's chemistry is as varied, from one person to another, as much as our physical appearance is different. Because of those differences, patients can respond differently to the same medication. What cures one can be harmful to another. And so when we evaluate a new product opportunity, we have to determine, as best we can, based on the data available, what distinguishes the product even if it treats a condition for which there are other, sometimes many other, products available. And then we have to determine how many patients are likely to benefit from the product's distinguishing features.

And so Bystolic is an effective cardio-selective vasodilating beta-blocker that effectively reduces blood pressure with a low incidence of side effects such as fatigue. Sales were $264 million in fiscal 2011. After three years on the market Bystolic is still growing at the rate of over thirty percent. Savella, for fibromyalgia, had sales of $90 million in fiscal 2011 and is also growing at the rate of thirty percent.

Teflaro, a novel IV cephalosporin antibiotic for hospital use with a broad spectrum of activity against Gram-positive pathogens, including MRSA, and common Gram-negative pathogens, has had a very successful launch. Over 1,000 hospitals have already tried Teflaro. We expect it to be a widely used successful hospital antibiotic.

Daliresp is the first oral PDE4 enzyme inhibitor that has been shown to reduce the risk of exacerbations in patients with severe chronic obstructive pulmonary disease (COPD), which are debilitating events that can lead to hospitalizations and other serious complications.

Viibryd is the only SSRI and 5-HT_{1A} receptor partial agonist for the treatment of depression in adults which is associated with low incidence of spontaneously reported sexual dysfunction and weight gain, two common side effects associated with antidepressant therapy. The clinical effect of the partial agonism of the 5-HT_{1A} receptor has not been specifically determined.

Aclidinium is a long-acting muscarinic antagonist for the treatment of COPD, and linaclotide is for the treatment of the multiple symptoms associated with constipation predominant irritable bowel syndrome and chronic constipation.

Obviously, all this didn't just suddenly happen. Except for Viibryd, which we purchased in April this year, these launches represent years of searching and selecting and developing and preparing FDA submissions and presenting at Advisory Committee meetings and obtaining regulatory approval for marketing and for labeling and promotional materials. Having completed all the clinical and preclinical work necessary to file an NDA and to obtain approval after the FDA's review, which is always a lengthy and detailed process often involving various FDA groups with differing expertise, is an extraordinary accomplishment. To achieve it with seven products, including aclidinium and linaclotide in four years would be a still more impressive achievement.

Launching of course is only the beginning. Then we have to effectively market each product. To handle all these launches we have to increase the size of our sales forces, an unusual necessity in today's pharmaceutical environment in which most companies are reducing their sales forces. It is true that it is increasingly difficult to achieve access to prescribers, but we believe it is still the most effective way of communicating our products' virtues.

It will take time - a few years certainly - for the sales of our numerous new products to increase in volume and the ones that are yet to be filed with the FDA, or are in development, in negotiation, or which we will obtain in the future, altogether to surpass the sales of Lexapro which loses its patent protection in 2012, and Namenda which loses its patent protection in 2015. It is always a little difficult to predict the sales levels that each particular product will ultimately obtain. Certainly Lexapro, and Namenda to a lesser degree, surpassed our expectations. Lexapro entered an already crowded field as the seventh antidepressant, but its virtues and our effectiveness in marketing those virtues led to its great success. Lexapro together with its predecessor Celexa (Lexapro is an enantiomer of Celexa), are the most prescribed antidepressants in the United States, accounting for approximately one third of antidepressant use, which attests to the clinical virtues of the products. Celexa was turned down by three major pharmaceutical companies in the United States before Forest was able to persuade its Danish innovator, who was reluctant to waste time with yet another American company, particularly one he had never heard of, to license it to Forest. The products have benefited millions of American patients. We continue to receive accolades from patients who are using Lexapro, which is one of the greatest emoluments we can achieve as a pharmaceutical company.

We expected Namenda (licensed to us by a privately held German company) to be successful, but we did not anticipate the level of sales it has already achieved. We have also received family testimonies to its benefits. We think all the products in our portfolio of new products will be successful and some may achieve outstanding results.

It has been clear to us for years that the more successful Celexa and Lexapro and Namenda became, the larger the problem when their patent protection expired. We have done our best to protect our patents, and in the case of Lexapro, we defended the patent through trial and appeal, even though the faint-hearted thought we should settle. And in the case of Namenda, we defended it successfully in court and made a very modest settlement with thirteen generic companies which had challenged our patent. All patented pharmaceutical products will be challenged by generic companies and therefore as part of our initial evaluation of a product opportunity we have to evaluate the quality of the available patents.

But all good things come to an end and so we anticipated and planned for patent expirations for years. Patent expirations are part of our business, perhaps more so than in many other businesses which do not have a plethora of generic companies ready to pounce the day of patent expiry.

Daliresp and Viibryd will be launched in August at the same national meeting of all of our sales forces. Teflaro was introduced earlier this year at a meeting of our newly organized specialty sales force to market our first exclusively hospital product. Of course, introducing so many new products in so short a time means heavy promotional expense that in the early years will exceed actual product margins until sales reach and then exceed a level that surpasses their expenses.

We still believe our basic corporate strategy is sound and will enable us to grow beyond our present sales levels over the next several years, despite patent expirations. We still do not do discovery research and we are reluctant to take on products at the preclinical stage of development, although we have scientists working at Forest who crave the intellectual challenge of early stage research, which can be so thrilling when it works, on the few occasions when it does. And so we do sometimes wade carefully into those dangerous waters.

Products are the essential ingredient in the pharmaceutical industry, and there are various ways to obtain them. We have established over the years the reputation, the technology and the skilled business development group that is able to be thoroughly informed, identify opportunities and precipitate the essential scientific and marketing evaluations that are indispensable to the success of a licensing strategy. It still works exceedingly well. Of course there is competition for the opportunities that we want, but we have the appeal and the skill and the persistence and the enthusiasm that enables us to obtain most of the opportunities we truly covet. And our more modest size and our partnership culture have often facilitated our product acquisitions.

I thought it might be of interest to include in this letter the results of an analysis recently published by Forbes, of the annualized appreciation in stock value by companies whose Chief Executive Officers were still serving as CEO after twenty years in that position. The results are summarized in the following tabulation:

Forbes

The CEO 20-20 Club

CEO	Company	Tenure (years as CEO)	Annualized total return during tenure %
Leslie H Wexner	Limited Brands	48	20
Warren E Buffett	Berkshire Hathaway	41	24
Lawrence J Ellison	Oracle	34	29
Howard Solomon	**Forest Labs**	**34**	**23**
Peter J Rose	Expeditors Intl	23	23
Laurence D Fink	BlackRock	23	27
Aubrey K McClendon	Chesapeake Energy	22	20
Steve Sanghi	Microchip Technology	20	27

Returns as of Apr. 26, 2011.
Source: Interactive Data via FactSet Research Systems.

Note that Forest was only one percentage point lower than the legendary Berkshire Hathaway. These results are clearly the achievement of all of our employees, so many of whom have been with us during the entire twenty year period or a substantial part of it.

As you may have read, I have received a notice from the Department of Health and Human Services, Office of Inspector General (OIG) that it is considering "excluding" me from participation in matters involving any payments by the U.S. Government for our products. I believe that this use of the exclusion remedy is unprecedented in that at no time have I been charged with or accused of any wrongdoing in the matters that were the subject of an extensive investigation by the U.S. Government which resulted in a negotiated resolution by a subsidiary of our Company. As I have previously stated, I will challenge the OIG's intention to exclude me through vigorous administrative and legal action.

I do want to make it very clear that the consideration of "exclusion" is irrelevant to what has always been Forest's and my deep personal conviction that we must all be law abiding in all that we do. That is how I have lived my life. It is how Forest has been administered and it is a message I have often communicated to our employees and shareholders.

As a company we and I as CEO, have always maintained compliance policies and systems that are aligned with industry and legal standards. Further, whenever we became aware of lapses, we instituted changes to preclude such events in the future.

We have been committed to compliance with the law and had procedures in place even before the government required procedures to assure compliance. We absolutely believe that drugs should not be marketed without FDA approval or for uses not specifically approved by the FDA, and that physicians should not be enticed or rewarded for prescribing our products. They should only prescribe what is best for their patients, and I do believe that in general this is exactly what physicians do. Neither Forest nor I have just joined the choir; we were there at the creation, and we want everyone in the choir to carry the tune as flawlessly as humanly possible.

I have described all the exciting product events that have crowded together in the last few years. I assure you that is not the end of our product opportunities, only the most fully developed and the most recent ones. I do not expect that we will launch three products every year, but I do expect our product acquisition and approval programs to continue to produce new opportunities.

Our recent splurge of product acquisitions and regulatory approvals will not at all diminish our efforts in the future, but on the contrary will only encourage greater efforts. And that is because our operational groups - Business Development, Scientific, Marketing and Sales are thirsty to undertake more and more challenges.

There are enormously hard working people at Forest at every step in the process. I say it every year, and it continues to be true, that we owe so much to the employees of Forest who make all of our achievements possible, from the very beginning and until they are fully realized. Their ardor and skill and loyalty are our priceless treasure and it is our responsibility to inspire, encourage, preserve and reward it. And protect it, because it is ultimately fragile. It is unique, and it should not be mishandled. A company's work ethic is not like a factory that can be replaced or moved. It is a culture among a group of people and ultimately it determines our performance as a company and our future. I cannot adequately express how grateful we must be to all of our employees.



Howard Solomon
Chairman, Chief Executive Officer & President

P.S. As you may know, we received a notice from Carl Icahn that while reporting "beneficial ownership" of 6.5% of our stock, he is seeking the election of four members to our Board of nine. The recommendation of our Board with respect to this matter will be contained in the proxy materials for our 2011 Annual Meeting of Stockholders. Be assured that our Board will act consistently with its fiduciary duties in the best interest of all of our stockholders to ensure the maximization of value, including the effective launch and growth of our new products.

(Dollar amounts in thousands)

General

Fiscal year 2011 was another robust year for Forest, as we reported solid financial performance, three product approvals, four new business development agreements, the announcement of our acquisition of Clinical Data, Inc. and significant progress in advancing and expanding our product development pipeline. The year also marked strong sales of our key marketed products, Lexapro®, Namenda®, Bystolic®, Savella® and our newest marketed product Teflaro®.

In February 2011, the U.S. Food and Drug Administration (FDA) approved the marketing of Daliresp™ (roflumilast). Daliresp is a novel first-in-class, once-daily, orally administered, selective phosphodiesterase 4 (PDE4) enzyme inhibitor, developed by our partner Nycomed GmbH (Nycomed) as a treatment to reduce the risk of exacerbations in patients with severe chronic obstructive pulmonary disease (COPD) associated with chronic bronchitis and a history of exacerbations. Daliresp is the first and only selective PDE4 inhibitor approved by the FDA. Pursuant to our agreement with Nycomed, upon FDA approval we made a milestone payment to Nycomed of approximately $182,000. We plan to launch Daliresp in the second half of calendar 2011.

In October 2010, we received marketing approval from the FDA for Teflaro (ceftaroline) for the treatment of adults with community-acquired bacterial pneumonia, including cases caused by *Streptococcus pneumoniae* bacteremia and with acute bacterial skin and skin structure infections, including cases caused by methicillin-resistant *Staphylococcus aureus*. Teflaro is a broad-spectrum, hospital-based injectable cephalosporin antibiotic with activity against Gram-positive bacteria and common Gram-negative bacteria. Teflaro is a member of the cephalosporin class of antibiotics, the most frequently prescribed class of antibiotics in the world. FDA approval was based on positive results from two Phase III studies of ceftaroline for complicated skin and skin structure infections and two Phase III studies for community-acquired bacterial pneumonia. The rights to Teflaro are in-licensed on an exclusive basis from Takeda Pharmaceutical Company Limited (Takeda). Pursuant to the license agreement, we made a milestone payment of $8,000 to Takeda upon FDA approval. Teflaro became available to trade channels in January 2011.

On June 21, 2010, we received marketing approval from the FDA for Namenda XR™ (memantine hydrochloride) for the treatment of moderate to severe dementia of the Alzheimer's type. Namenda XR is a 28 mg once-daily extended-release formulation of memantine. We will launch Namenda XR at the appropriate time to assure the continued success of this growing franchise.

In June 2010, we entered into a collaboration agreement with TransTech Pharma, Inc. (TransTech) for the development and commercialization of TTP399, a functionally liver selective glucokinase activator (GKA) compound discovered and being developed by TransTech for the treatment of type II diabetes. Under the terms of the agreement, we made an upfront payment of $50,000 to TransTech which was charged to research and development expense. We may also be obligated to pay TransTech milestone payments upon the successful development and commercialization of TTP399. We will pay TransTech royalties on worldwide product sales and will be responsible for development and commercialization costs. We received exclusive worldwide rights excluding the Middle East and North Africa to TTP399.

In November 2010, we entered into a collaboration and distribution agreement with Janssen Pharmaceutica, NV (Janssen), to commercialize Bystolic and Savella in Canada. Under the terms of the agreement, we received upfront payments totaling approximately $4,000 from Janssen which were recorded to other income. Janssen will assume responsibility for the Canadian regulatory approval of both products and also will be obligated to pay us milestones and sales-related royalties on the Canadian sales of Bystolic and Savella.

In December 2010, we entered into two agreements with Grünenthal GmbH (Grünenthal). The first agreement was for the co-development and commercialization of GRT 6005 and its follow-on compound GRT 6006, small molecule analgesic compounds being developed by Grünenthal for the treatment of moderate to severe chronic pain. Under the terms of the agreement we made an upfront payment to Grünenthal of $66,125, and may be obligated to pay additional development and commercialization milestones and royalties on net sales. Pursuant to the agreement, we will have exclusive rights in the United States and Canada with an option to co-promote in Europe. Grünenthal will have an option to co-promote in the United States and Canada.

Pursuant to the second agreement with Grünenthal, we acquired certain businesses and rights previously held by Grünenthal for colistin and all rights previously licensed by us to Grünenthal for Colobreathe. Nebulized colistin is an antibiotic used in the treatment of cystic fibrosis, currently being marketed by Forest in the United Kingdom and Ireland as Colomycin®. Colobreathe is a novel dry powder inhaler containing colistin, developed by Forest and currently being reviewed by the European Medicines Agency. Under the terms of the agreement, we are obligated to pay Grünenthal approximately $100,000, of which approximately $70,000 was paid in December 2010, with the balance expected to be paid in fiscal 2012.

In September 2010, we finalized a settlement with the USAO and the DOJ to resolve all aspects of investigations, related to Celexa®, Lexapro and Levothroid®. The settlement supplemented the agreement in principle, reached with the USAO and the Civil Division of the DOJ in May 2009. In respect of the foregoing matters, we provided an additional reserve of $148,410 in the June 2010 quarter, bringing the total reserve to $313,000 plus accrued interest. The final payment in connection with the resolution of these matters was made in March 2011, and as a result, there is no remaining reserve at March 31, 2011.

On May 18, 2010, the Board of Directors (the Board) authorized a 2010 Repurchase Program for up to 50 million shares of common stock. All of the authorizations became effective immediately and have no set expiration dates. On June 8, 2010, we entered into an agreement with Morgan Stanley & Co. Incorporated (MSCO) to repurchase $500 million of our common stock utilizing an accelerated share repurchase (ASR) transaction. Pursuant to the ASR transaction, MSCO delivered to us 16.9 million shares in the June 2010 quarter (the remaining 5.7 million shares from the 2007 Repurchase Program and 11.2 million shares from the 2010 Repurchase Program). No additional shares were repurchased during fiscal 2011. As of May 25, 2011, 38.8 million shares were available for repurchase under the 2010 Repurchase Program.

Financial Condition and Liquidity

Net current assets increased by $722,270 during fiscal 2011. Cash, cash equivalents and marketable securities increased from cash generated by operating activities offset by the purchase of $500,000 of our common stock under the ASR program. Of our total cash and marketable securities position at March 31, 2011, 32%, or about $1,397,000, was domiciled domestically, with the remainder held by our international subsidiaries. We currently invest funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, auction rate securities and floating rate notes. These investments are subject to general credit, liquidity and market risks and have been affected by the global credit crisis. Accumulated unrealized losses increased by $7,495 to $18,972 on investments of $2,214,095 as compared with $11,477 in unrealized losses on investments of $2,172,738 at March 31, 2010. We believe these unrealized losses to be temporary in nature. Trade accounts receivable increased due to higher sales of our key marketed products. Raw materials inventory decreased as we continue to manage Lexapro inventory at levels necessary to support sales as it approaches its March 2012 patent expiration. Finished goods inventory increased in order to support continued demand for our products including the recently launched Teflaro. We believe that current inventory levels are adequate to support the growth of our ongoing business. Other current assets increased primarily due to an increase in our current tax asset account due to payments in excess of our provision. License agreements, product rights and other intangibles before accumulated amortization increased primarily due to a payment of approximately $182,000 to Nycomed upon FDA approval of Daliresp, and approximately $95,000 recorded in connection with the license agreement with Grünenthal for the rights to colistin. Accounts payable increased due to normal operating activities and accrued expenses decreased due to payments made in connection with the settlement of the U.S. Attorney's Office investigation.

Property, plant and equipment before accumulated depreciation increased from March 31, 2010, as we continued to invest in our technology and facilities.

Management believes that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to support operations and to facilitate potential acquisitions of products, payment of achieved milestones and capital investments.

Contractual Obligations

The following table shows our contractual obligations related to lease obligations and inventory purchase commitments as of March 31, 2011:

	Payments due by period *(In thousands)*				
	< 1 year	1-3 years	3-5 years	> 5 years	Total
Operating lease obligations	$ 34,857	$55,856	$38,088	$106,527	$235,328
Inventory purchase commitments	216,438				216,438
	$251,295	$55,856	$38,088	$106,527	$451,766

Potential future milestone payments to third parties under our collaboration and license agreements of approximately $1,166,000 were not included in the contractual obligations table as they are contingent on the achievement of certain research and development (approximately $519,000) and regulatory approval (approximately $647,000) milestones. The specific timing of such milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, we may be obligated to pay commercial milestones contingent upon the achievement of specific sales levels. Due to the long-range nature of such commercial milestone amounts, they are neither probable at this time nor predictable and consequently are not included in this disclosure.

Forest's income tax liabilities are not included in this table because we cannot be certain as to when they will become due. See Note 14 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

At March 31, 2011, Forest had no off-balance sheet arrangements.

Results of Operations

Net sales increased $309,602 or 8% to $4,213,126 in fiscal 2011 from $3,903,524 in fiscal 2010 and increased $267,469 or 7% in fiscal 2010 as compared to $3,636,055 in fiscal 2009 primarily due to strong sales of our key marketed products.

Sales of Lexapro, our most significant product, were $2,315,880 in fiscal 2011, an increase of $45,527 from fiscal 2010, of which $163,699 was due to price increases offset by volume decreases of $118,172. In fiscal 2010, Lexapro sales totaled $2,270,353 a decrease of $30,592 as compared to fiscal 2009, of which $140,614 was due to volume decreases offset by $110,022 of price increases. Lexapro is indicated for the treatment of major depressive disorder (MDD) in adults and adolescents and generalized anxiety disorder (GAD) in adults. While we expect Lexapro sales to remain strong through the majority of fiscal 2012, the patent for Lexapro will expire in March 2012 and we will face generic competition thereafter, which we expect will immediately and significantly erode sales going forward.

Sales of Namenda, our N-methyl-D-aspartate (NMDA) receptor antagonist for the treatment of moderate to severe Alzheimer's disease grew 14%, an increase of $151,805 to $1,266,752 in fiscal 2011 as compared with fiscal 2010, of which $67,202 was due to volume increases and $84,603 was due to price increases. In fiscal 2010, sales of Namenda grew 17%, an increase of $165,658 to $1,114,947 as compared to $949,289 in fiscal 2009, of which $87,084 was due to volume increases and $78,574 was due to price increases. We anticipate that sales of Namenda will continue to grow. Namenda's patent is set to expire in April 2015.

Bystolic (nebivolol hydrochloride), our beta-blocker indicated for the treatment of hypertension, grew 48%, an increase of $85,469 to $264,323 in fiscal 2011 over the $178,854 in fiscal year 2010 primarily due to increased sales volume. The U.S. composition of matter patent covering nebivolol hydrochloride is licensed from Mylan Inc. (Mylan) and expires in 2020; we submitted a patent term extension application to extend this patent until 2021.

Sales of Savella, our selective serotonin and norepinephrine reuptake inhibitor (SNRI) for the management of fibromyalgia launched in April 2009, achieved sales of $90,238 and $52,670 in fiscal 2011 and 2010 respectively, primarily due to sales volume increases.

Sales of Teflaro, our newest marketed product, launched in March 2011, achieved sales of $2,716 in fiscal 2011. Teflaro is our broad-spectrum hospital-based injectable cephalosporin antibiotic for the treatment of adults with community-acquired bacterial pneumonia and with acute bacterial skin and skin structure infections. The remainder of the net sales change for the periods presented was due principally to volume and price fluctuations of our older and non-promoted product lines.

Contract revenue for fiscal year 2011 was $165,356 compared to $208,474 in fiscal year 2010 and $208,999 in fiscal year 2009, primarily due to lower co-promotion income from our co-marketing agreement with Daiichi Sankyo, Inc. (Sankyo) for Benicar®. Forest had been co-promoting Benicar, indicated for the treatment of hypertension, since May 2002. Pursuant to the agreement with Sankyo, Forest's active co-promotion of Benicar ended in the first quarter of fiscal 2009 and we now receive a gradually reducing residual royalty rate through March 2014. We are no longer incurring any salesforce expenses for this product.

Other income decreased in fiscal 2011 as compared to fiscal year 2010 which increased from 2009 primarily due to a $40,000 upfront license payment received from AstraZeneca during fiscal 2010. Interest income decreased in fiscal 2011 as compared to fiscal years 2010 and 2009 primarily due to lower average rates of return offset by higher levels of invested funds.

Cost of sales as a percentage of net sales was 22.9% in fiscal 2011, as compared with 23.7% in fiscal 2010 and 22.5% in fiscal 2009. The higher percentage in fiscal 2010 is primarily due to a $14,000 one-time restructuring charge related to our packaging operations on Long Island.

Selling, general and administrative expense increased to $1,402,111 in fiscal 2011 from $1,264,269 in fiscal 2010 which had decreased from $1,474,274 in fiscal 2009. Fiscal 2011 and fiscal 2009 included charges of $148,410 and $170,000 respectively, related to the settlement of the U.S. Attorney's Office investigation. Fiscal 2009 also included a one-time charge of approximately $44,100 relating to the termination of the Azor® co-promotion agreement.

Research and development expense decreased to $715,872 in fiscal 2011 from $1,053,561 in fiscal 2010 which increased from $661,294 in fiscal 2009. Fiscal 2011 included total licensing payments of $116,125: $50,000 to TransTech for the rights to TTP399 and $66,125 to Grünenthal for the rights to GRT 6005 and GRT 6006. Development milestone expenses for fiscal 2011 totaled $27,219. Fiscal 2010 included total licensing payments of $404,000 related to the Nycomed, Almirall and AstraZeneca license agreements and development milestone expenses of $60,900. Fiscal 2009 included $150,000 in upfront licensing payments for two development projects. The first was pursuant to an agreement with Phenomix Corporation for dutogliptin, which we later terminated. The second was to Pierre Fabre Médicament (Pierre Fabre) for F2695. Fiscal 2009 also included approximately $59,500 in development milestone expenses.

Research and development expense is comprised of third party development costs, internal and other development costs and milestone and upfront payments. For the years ended March 31, 2011, 2010 and 2009, research and development expense by category was as follows:

Category	2011	2010	2009
Third party development costs	$293,566	$ 317,051	$209,155
Internal and other development costs	278,962	271,610	242,691
Milestone and upfront payments	143,344	464,900	209,448
Total research and development expense	$715,872	$1,053,561	$661,294

Third party development costs are incurred for clinical trials performed by third parties on our behalf with respect to products in various stages of development. In fiscal 2011, these costs were largely related to clinical trials for aclidinium, linaclotide, cariprazine, ceftaroline and F2695. Internal and other development costs are primarily associated with activities performed by internal research personnel. Milestone and upfront payments are incurred upon consummation of new licensing agreements and achievement of certain development milestones.

Research and development expense also reflects the following:

- In August 2009, we entered into a license agreement with Nycomed to develop and commercialize roflumilast (Daliresp) in the United States. Daliresp is a novel first-in-class, once-daily, orally administered selective phosphodiesterase 4 (PDE4) enzyme inhibitor developed by Nycomed for the treatment of COPD. In February 2011, we received FDA approval for the marketing of Daliresp as a treatment to reduce the risk of exacerbations in patients with severe COPD associated with chronic bronchitis and a history of exacerbations. We plan to launch Daliresp in the U.S. in the second half of calendar 2011.

- In January 2007, in connection with our acquisition of Cerexa, we acquired worldwide development and marketing rights (excluding Japan) to ceftaroline (Teflaro) for the treatment of adults with community-acquired bacterial pneumonia, including cases caused by *Streptococcus pneumoniae* bacteremia and with acute bacterial skin and skin structure infections, including cases caused by methicillin-resistant *Staphylococcus aureus*. On October 29, 2010, we received marketing approval from the FDA for Teflaro. Teflaro is a broad-spectrum, hospital-based injectable cephalosporin antibiotic with activity against Gram-positive and common Gram-negative bacteria. The FDA approval was based on positive results from two Phase III studies of ceftaroline for complicated skin and skin structure infections and two Phase III studies for community-acquired bacterial pneumonia. Teflaro became available to trade channels in January 2011.

- In January 2008, we entered into an agreement with Novexel, S.A. (Novexel) for the development, manufacture and commercialization of Novexel's novel intravenous beta-lactamase inhibitor, avibactam (the International Nonproprietary Name for NXL104 as approved by the World Health Organization), in combination with our ceftaroline compound. Avibactam is designed to be co-administered with select antibiotics to enhance their spectrum of activity. In December 2009, we entered into an agreement with AstraZeneca A.B., which was executed contemporaneously with their acquisition of Novexel, which amended our prior agreement with Novexel. This amended agreement provided us additional rights to all other products containing avibactam including the ceftazidime/avibactam combination which is currently being studied in Phase II clinical trials conducted by Novexel. Ceftazidime is a cephalosporin antibiotic having a different spectrum of activity compared to ceftaroline. Data from two Phase II trials for ceftazidime/avibactam in patients with complicated intra-abdominal infections and complicated urinary tract infections was presented at the European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) conference in May 2011.

- In April 2006, we entered into an agreement with Almirall for the U.S. rights to aclidinium (aclidinium bromide), a novel long-acting muscarinic antagonist which is being developed as an inhaled therapy for the treatment of COPD. In January 2011 we reported positive top-line results from a Phase III ATTAIN (Aclidinium To Treat Airway obstruction In COPD patieNts) study. The ATTAIN study is the last of three Phase III clinical studies investigating the twice daily (BID) administration of aclidinium. The results from this study confirm the efficacy reported in the ACCORD COPD I study which we reported in January 2010. The data from these studies will serve as the core for the monotherapy U.S. NDA filing anticipated in mid-2011. In January 2011 we also reported positive results from two Phase II(b) dose-ranging studies comparing fixed-dose combinations of aclidinium and the beta-agonist formoterol to aclidinium alone, formoterol alone and placebo administered BID in patients with moderate to severe COPD. Both studies showed statistically significant differences for the fixed-dose combination on the primary endpoint versus placebo. The fixed-dose combinations also provided a numerically higher bronchodilation effect compared to aclidinium alone and formoterol alone. Following regulatory consultations, Phase III studies with the fixed-dose combination will commence in the second half of calendar 2011.

- In September 2007, we entered into a partnership with Ironwood Pharmaceuticals, Inc. to co-develop and co-market the proprietary compound linaclotide in North America. Linaclotide is an agonist of the guanylate cyclase type-C (GC-C) receptor being developed for the treatment of constipation-predominant irritable bowel syndrome (IBS-C) and chronic constipation (CC). Linaclotide increases fluid secretions leading to increased bowel movement frequency, as well as reducing abdominal pain. In November 2009, we reported positive top-line data for the two Phase III trials in CC. In October 2010, we reported positive top-line results from the second of two Phase III trials in IBS-C. Data from the studies in both indications showed clinically meaningful and statistically significant symptom improvement in linaclotide-treated patients compared to placebo on all four primary efficacy endpoints. We anticipate filing an NDA for both indications in the third quarter of calendar 2011.

- In December 2008, we entered into an agreement with Pierre Fabre to develop and commercialize levomilnacipran (F2695) in the United States and Canada for the treatment of depression. Levomilnacipran is a proprietary selective norepinephrine and serotonin reuptake inhibitor that is being developed for the treatment of depression. In January 2011, we reported preliminary top-line results from a Phase III study of levomilnacipran for the treatment of MDD. The primary endpoint was the Montgomery-Asberg Depression Rating Scale-Clinician Rated (MADRS). Although the overall difference observed between the drug-treated and placebo-treated patients was not statistically significant, levomilnacipran consistently demonstrated improvement relative to placebo over the course of the trial and was well tolerated. These top-line results differ from results of a previous Phase II study which demonstrated statistically significant improvement compared to placebo ($p>0.0001$) on the primary endpoint, change from baseline in total score on the MADRS. This Phase III study is part of an ongoing development program for levomilnacipran. Two additional placebo-controlled Phase III studies of levomilnacipran in patients with MDD are currently underway and results are expected to be available in the second half of calendar 2011. If successful, we plan on filing an NDA with the FDA for F2695 in calendar 2012.

- In November 2004, we entered into an agreement with Gedeon Richter Ltd. (Richter) for the North American rights to cariprazine, an oral D2/D3 partial agonist, and related compounds, being developed as an atypical antipsychotic for the treatment of schizophrenia, bipolar mania and other psychiatric conditions. In August 2010, we reported top-line results from a Phase II trial for the treatment of bipolar depression and in February 2011, we reported top-line results from an 8-week Phase II proof of concept study of cariprazine as adjunctive therapy for MDD in patients not responsive to SRI antidepressants. The primary endpoint in both studies was the MADRS score. These studies were designed to be exploratory. Although the overall difference observed between the drug-treated and placebo-treated groups was not statistically significant, over the course of the trials there was evidence of a treatment effect in the high-dose arm of the study compared to placebo. In addition, the tolerability results for cariprazine support further investigation in these patient populations. Cariprazine is also undergoing Phase III trials for schizophrenia and acute bipolar mania and we expect to report top-line results from both programs during the second half of calendar 2011 and the first quarter of calendar 2012. We expect to file an NDA for cariprazine with the FDA in calendar 2012.

- In December 2010, we entered into a license agreement with Grünenthal for the co-development and commercialization of GRT 6005 and its follow-on compound GRT 6006, small molecule analgesic compounds being developed by Grünenthal for the treatment of moderate to severe chronic pain. GRT 6005 and GRT 6006 are novel first-in-class compounds with unique pharmacological and pharmacokinetic profiles that may enhance their effect in certain pain conditions. The unique mode of action of these compounds builds on the ORL-1 receptor and, supported by the established mu opioid receptor, is particularly suitable for the treatment of moderate to severe chronic pain. GRT 6005 has successfully completed initial proof-of-concept studies in nociceptive and neuropathic pain with further Phase II studies planned prior to initiation of Phase III studies.

- In June 2010, we entered into a license agreement with TransTech for the development and commercialization of TTP399, a functionally liver selective glucokinase activator (GKA) discovered and being developed by TransTech for the treatment of Type II diabetes. Early Phase I testing suggests that pharmacological enhancement of glucokinase activity may lower blood glucose in diabetic patients. We expect to initiate a Phase II clinical program during calendar 2011.

- In December 2009, we entered into a license agreement with Almirall to develop, market and distribute LAS100977 in the United States. LAS100977 is Almirall's highly-potent, inhaled, once-daily administered long-acting beta-2 agonist being developed in combination with an undisclosed corticosteroid as a treatment of asthma and COPD. In Phase II testing, LAS100977 administered once-daily, demonstrated that it has a fast onset of action and long-lasting efficacy and was well tolerated in patients with stable asthma. Additional Phase II studies are planned to begin in calendar 2011.

We also continue to support the development of the mGLuR1/5 compounds, which involve a series of novel compounds that target group 1 metabotropic glutamate receptors. Many of our agreements require us to participate in joint activities and committees, the purpose of which is to make decisions along with our partners in the development of products. In addition, we have entered into several arrangements to conduct pre-clinical drug discovery.

Our effective tax rate decreased to 21.8% in fiscal 2011 as compared to 28.2% in fiscal 2010 and increased as compared to 20.9% in fiscal 2009. The effective tax rate for fiscal 2011 was lower compared to fiscal 2010 due primarily to a higher proportion of earnings generated in lower taxed foreign jurisdictions as compared to the United States. Effective tax rates can be affected by ongoing tax audits. See Note 14 to the Consolidated Financial Statements.

We expect to continue our profitability into fiscal 2012 with continued sales growth in our principal promoted products.

Inflation has not had a material effect on our operations for the periods presented.

Critical Accounting Policies

The following accounting policies are important in understanding our financial condition and results of operations and should be considered an integral part of the financial review. Refer to the Notes to Consolidated Financial Statements for additional policies.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities, restructuring reserves and certain contingencies. Forest is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. We review all significant estimates affecting the financial statements on a recurring basis and record the effects of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements".

Revenue Recognition

Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments for actual future settlements have not been material. If estimates are not representative of actual settlements, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actual may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, we consider current contract terms, such as the effect of changes in formulary status, discount rate and utilization trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $56,696 at March 31, 2011 and $37,865 at March 31, 2010. Commercial discounts and other rebate accruals were $215,259 at March 31, 2011 and $194,472 at March 31, 2010. Accruals for chargebacks, discounts and returns were $59,043 at March 31, 2011 and $69,045 at March 31, 2010. These and other rebate accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of a liability, which is included in accrued expenses.

The following table summarizes the activity in the accounts related to accrued rebates, sales returns and discounts:

	March 31, 2011	March 31, 2010
Beginning balance	$301,382	$277,894
Provision for rebates	699,920	576,836
Settlements	(662,798)	(558,960)
	37,122	17,876
Provision for returns	9,045	21,103
Change in estimate	(5,600)	
Settlements	(12,463)	(20,045)
	(9,018)	1,058
Provision for chargebacks and discounts	370,108	354,677
Settlements	(368,596)	(350,123)
	1,512	4,554
Ending balance	$330,998	$301,382

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Forest's policy relating to the supply of inventory at wholesalers is to maintain stocking levels of up to three weeks and to keep monthly levels consistent from year to year, based on patterns of utilization. We have historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilizations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which as described above, are closely monitored and historically have not resulted in increased product returns.

Forward Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this Annual Report contain forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, changes in laws and regulations affecting the healthcare industry and the risk factors listed from time to time in our filings with the SEC, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, operations may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because we had no debt and only minimal foreign currency transactions, there was no material impact on earnings due to fluctuations in interest and currency exchange rates.

SELECTED FINANCIAL DATA

	March 31,				
(In thousands)	**2011**	2010	2009	2008	2007
Financial position:					
Current assets	$5,259,672	$4,579,192	$3,785,954	$3,036,649	$2,422,717
Current liabilities	937,861	979,649	817,828	610,825	627,608
Net current assets	4,321,811	3,599,543	2,968,126	2,425,824	1,795,109
Total assets	6,922,454	6,223,531	5,196,808	4,525,367	3,653,372
Total stockholders' equity	5,498,877	4,889,907	4,114,591	3,715,317	3,024,813

	Years Ended March 31,				
(In thousands, except per share data)	**2011**	2010	2009	2008	2007
Summary of operations:					
Net sales	$4,213,126	$3,903,524	$3,636,055	$3,501,802	$3,183,324
Other income	206,574	289,338	286,727	334,527	258,461
Costs and expenses	3,081,964	3,242,176	2,952,248	2,625,932	2,732,941
Income before income tax expense	1,337,736	950,686	970,534	1,210,397	708,844
Income tax expense	290,966	268,303	202,791	242,464	254,741
Net income	1,046,770	682,383	767,743	967,933	454,103
Net income per share:					
Basic	$3.60	$2.25	$2.52	$3.08	$1.43
Diluted	$3.59	$2.25	$2.52	$3.06	$1.41
Weighted average number of common and common equivalent shares outstanding:					
Basic	291,058	303,386	304,363	314,949	318,539
Diluted	291,175	303,781	305,121	316,412	322,781

Assets *(In thousands)*	March 31, 2011	March 31, 2010
Current assets:		
Cash (including cash equivalent investments of $2,128,006 at March 31, 2011 and $1,859,321 at March 31, 2010)	$2,137,838	$1,863,484
Marketable securities	1,713,303	1,458,778
Accounts receivable, less allowance for doubtful accounts of $2,298 at March 31, 2011 and $17,192 at March 31, 2010	535,486	475,653
Inventories, net	451,365	467,769
Deferred income taxes	217,432	236,545
Other current assets	204,249	76,962
Total current assets	5,259,673	4,579,191
Non-current assets:		
Marketable securities and investments	529,917	742,335
Property, plant and equipment:		
Land and buildings	313,699	310,263
Machinery, equipment and other	322,488	292,517
	636,187	602,780
Less: accumulated depreciation	316,421	279,496
	319,766	323,284
Other assets:		
Goodwill	14,965	14,965
License agreements, product rights and other intangibles, net	725,494	466,742
Deferred income taxes	71,340	96,490
Other assets	1,299	524
	813,098	578,721
Total Assets	$6,922,454	$6,223,531

Liabilities and Stockholders' Equity *(In thousands, except for par values)*	2011	2010
Current liabilities:		
Accounts payable	$ 190,767	$ 130,205
Accrued expenses	747,091	849,441
Total current liabilities	937,858	979,646
Long-term liabilities:		
Income tax liabilities	485,716	353,978
Contingencies (Note 13)		
Stockholders' equity		
Series preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 1,000,000; issued 424,982 shares in 2011 and 424,090 shares in 2010	42,498	42,409
Additional paid-in capital	1,631,887	1,565,585
Retained earnings	8,108,389	7,061,619
Accumulated other comprehensive income	7,996	3,695
Treasury stock, at cost (138,863 shares in 2011 and 121,700 shares in 2010)	(4,291,890)	(3,783,401)
	5,498,880	4,889,907
Total Liabilities and Stockholders' Equity	$6,922,454	$6,223,531

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)	Years ended March 31, 2011	2010	2009
Net sales	$4,213,126	$3,903,524	$3,636,055
Contract revenue	165,356	208,474	208,999
Interest income	29,568	35,472	74,410
Other income	11,650	45,392	3,318
	4,419,700	4,192,862	3,922,782
Costs and expenses:			
Cost of sales	963,981	924,346	816,680
Selling, general and administrative	1,402,111	1,264,269	1,474,274
Research and development	715,872	1,053,561	661,294
	3,081,964	3,242,176	2,952,248
Income before income tax expense	1,337,736	950,686	970,534
Income tax expense	290,966	268,303	202,791
Net income	$1,046,770	$ 682,383	$ 767,743
Net income per share:			
Basic	$3.60	$2.25	$2.52
Diluted	$3.59	$2.25	$2.52
Weighted average number of common shares outstanding:			
Basic	291,058	303,386	304,363
Diluted	291,175	303,781	305,121

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Years ended March 31, 2011	2010	2009
Net income	$1,046,770	$682,383	$767,743
Other comprehensive income(loss):			
Foreign currency translation gain(loss)	7,976	(2,398)	(34,542)
Pension liability adjustment, net of tax	(1,147)	(11,752)	
Unrealized gains(losses) on securities:			
Unrealized holding gain(loss) arising during the period, net of tax	(2,528)	64,990	(47,195)
Other comprehensive income(loss)	4,301	50,840	(81,737)
Comprehensive income	$1,051,071	$733,223	$686,006

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock Shares	Treasury stock Amount
Balance, March 31, 2008	421,421	$42,142	$1,434,172	$5,611,493	$34,592	110,014	$3,407,082
Shares issued upon exercise of stock options and vesting of restricted stock	847	85	10,545				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						482	11,782
Purchase of treasury stock						10,157	332,102
Tax benefit related to stock options exercised by employees			2,419				
Stock-based compensation			44,103				
Other comprehensive loss					(81,737)		
Net income				767,743			
Balance, March 31, 2009	422,268	42,227	1,491,239	6,379,236	(47,145)	120,653	3,750,966
Shares issued upon exercise of stock options and vesting of restricted stock	1,822	182	16,970				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						1,047	32,435
Tax benefit related to stock options exercised by employees			8,868				
Stock-based compensation			48,508				
Other comprehensive income					50,840		
Net income				682,383			
Balance, March 31, 2010	424,090	42,409	1,565,585	7,061,619	3,695	121,700	3,783,401
Shares issued upon exercise of stock options and vesting of restricted stock	892	89	2,807				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						273	8,489
Purchase of treasury stock						16,890	500,000
Tax provision related to stock options exercised by employees			(747)				
Stock-based compensation			64,242				
Other comprehensive income					4,301		
Net income				1,046,770			
Balance, March 31, 2011	424,982	$42,498	$1,631,887	$8,108,389	$ 7,996	138,863	$4,291,890

See accompanying notes to consolidated financial statements.

(In thousands)	Years Ended March 31, 2011	2010	2009
Cash flows from operating activities:			
Net income	$1,046,770	$ 682,383	$ 767,743
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	42,257	45,025	43,266
Amortization, impairments and write-offs	30,755	41,485	53,241
Stock-based compensation expense	64,242	48,508	44,103
Deferred income tax provision (benefit) and other non-cash tax items	44,263	(16,376)	(26,770)
Foreign currency transaction (gain)loss	1,215	(303)	(2,095)
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	(59,833)	(26,209)	(3,457)
Inventories, net	16,404	(74,242)	31,611
Other current assets	(127,287)	67,288	(110,990)
Other assets	(775)	982	165
Increase (decrease) in:			
Accounts payable	60,562	13,013	(106,528)
Accrued expenses	(102,350)	148,805	313,531
Income tax liabilities	131,738	89,589	65,979
Net cash provided by operating activities	1,147,961	1,019,948	1,069,799
Cash flows from investing activities:			
Purchase of property, plant and equipment	(38,463)	(32,252)	(40,629)
Purchase of marketable securities	(2,942,226)	(2,638,354)	(2,236,142)
Redemption of marketable securities	2,900,869	2,140,826	2,151,929
Purchase of license agreements, product rights and other intangibles	(289,401)		(25,000)
Net cash used in investing activities	(369,221)	(529,780)	(149,842)
Cash flows from financing activities:			
Net proceeds from common stock options exercised by employees under stock option plans	2,896	1,374	3,378
Tax benefit(provision) related to stock-based compensation	(747)	8,868	2,419
Treasury stock transactions	(508,489)	(16,657)	(336,632)
Net cash used in financing activities	(506,340)	(6,415)	(330,835)
Effect of exchange rate changes on cash	1,954	40,826	(83,269)
Increase in cash and cash equivalents	274,354	524,579	505,853
Cash and cash equivalents, beginning of year	1,863,484	1,338,905	833,052
Cash and cash equivalents, end of year	$2,137,838	$1,863,484	$1,338,905
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$210,834	$156,083	$266,401

See accompanying notes to consolidated financial statements.

(Dollar amounts in thousands except per share data)

1. Summary of significant accounting policies *(estimated useful lives are stated in years)*:

Basis of consolidation: The consolidated financial statements include the accounts of Forest Laboratories, Inc. and its subsidiaries, ("Forest" or "the Company") all of which are wholly-owned. All intercompany accounts and transactions have been eliminated.

Estimates and assumptions: The financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP) which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of each period and of revenues and expenses during the reporting periods. Situations where estimates are required to be made include, but are not limited to accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities, restructuring reserves and certain contingencies. The Company is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Reclassifications: Certain amounts as previously reported have been reclassified to conform to current year classifications.

Foreign currency translation: The statements of earnings of the Company's foreign subsidiaries are translated into U.S. dollars using average exchange rates. Gains and losses arising from foreign currency transactions are included in the income statement. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using exchange rates at the end of the applicable period. The resulting translation adjustments arising from changes in the exchange rates are recorded in the foreign currency translation adjustment account, which is included in accumulated other comprehensive income.

Cash equivalents: Cash equivalents consist of short-term, highly liquid investments purchased with maturities within three months or less and are readily convertible into cash.

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Pre-launch inventories: The Company may scale-up and make commercial quantities of certain of its product candidates prior to the date it anticipates that such products will receive final U.S. Food and Drug Administration (FDA) approval. The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company plans to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval when the Company believes that such action is appropriate in relation to the commercial value of the product launch opportunity. In accordance with Company policy, all pre-launch inventory is expensed. As of fiscal years ended March 31, 2011 and 2010, the Company had no such pre-launch inventory quantities.

Marketable securities: Marketable securities, which are all accounted for as available-for-sale, are stated at fair value based on quoted market prices in accordance with Accounting Standards Codification (ASC) 320, "Investments - Debt and Equity Securities", and consist of high quality investments.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects Management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, Management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, Management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost. Depreciation is recorded using the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-50
Machinery, equipment and other	3-10

Leasehold improvements are depreciated over the lesser of the useful life of the assets or the lease term. Included in property, plant and equipment in fiscal 2011 is construction in progress of $30,533 for facility expansions at various locations necessary to support the Company's current and future operations. Projects currently in-process or under evaluation are estimated to cost approximately $12,400 to complete.

Goodwill: The Company has made acquisitions in the past that include goodwill. Goodwill is not amortized but rather is assessed for impairment annually or upon the occurrence of an event that indicates an impairment may have occurred. The Company completed its annual impairment assessments and concluded that no impairments to goodwill were necessary for the years ended March 31, 2011 or 2010.

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent Management's best estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of actual future settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when Management becomes aware of a change of circumstances or when customer credits are issued or payments are made to third parties.

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which are closely monitored and historically have not resulted in increased product returns.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs. The amounts of such costs are included in selling, general and administrative expense and are not material.

Research and development: Expenditures for research and development, including upfront licensing fees and milestone payments (license payments) associated with developmental products that have not yet been approved by the FDA, are charged to research and development expense as incurred. Once a product receives approval, subsequent license payments are recorded as an intangible asset and classified as License agreements, product rights and other intangibles, net.

Savings and Profit Sharing plans: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the Savings and Profit Sharing plans after becoming eligible for the respective plan (as defined in each of the plans). In the Savings Plan, participants contribute a portion of their qualifying compensation each pay period, up to the allowable limit, and the Company provides a matching contribution as defined by the plan. For the Profit Sharing Plan, the Company makes contributions on an annual basis, which are allocated to participants as defined by the plan. All contributions made to the Profit Sharing Plan are at the discretion of the Company. Savings and profit sharing contributions amounted to approximately $41,400, $37,700 and $34,200 for fiscal years 2011, 2010 and 2009, respectively.

Earnings per share: Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and vesting of restricted stock. The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with ASC 718 "Compensation – Stock Compensation", takes into consideration the compensation cost attributable to future services not yet recognized.

Accumulated other comprehensive income: Other comprehensive income (losses) refer to revenues, expenses, gains and losses that under GAAP are excluded from net income. These amounts are recorded directly as an adjustment to stockholders' equity. Accumulated other comprehensive income is comprised of the cumulative effects of foreign currency translation, pension liability adjustments and unrealized gains (losses) on securities which amounted to approximately $18,816, ($12,898) and $2,078 at March 31, 2011 and $10,841, ($11,752) and $4,606 at March 31, 2010, respectively.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Uncertain tax positions: The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Long-lived assets: Long-lived assets, such as goodwill and intangible assets and property, plant and equipment, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, a charge is recorded in the Statement of Income in that period, to adjust the carrying value of the related asset(s)' fair value.

Stock-based compensation: The Board of Directors awards stock options and restricted stock to employees and non-employee directors. The fair value for stock options is calculated using the Black-Scholes valuation model and restricted stock is accounted for at fair value based upon the stock price on the date of grant. These compensation costs are amortized on a straight-line basis (net of forfeitures) over the requisite service period.

Compensation expense of $64,242 ($41,310 net of tax), $48,508 ($38,740 net of tax), and $44,103 ($35,583 net of tax) was charged to cost of sales, selling, general and administrative and research and development for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. Total compensation cost related to non-vested stock-based awards not yet recognized as of March 31, 2011 was $132,716 pre-tax and the weighted-average period over which the cost is expected to be recognized is approximately 2.8 years.

The following weighted-average assumptions were used in determining the fair values of stock options using the Black-Scholes model:

	Years ended March 31,		
	2011	2010	2009
Expected dividend yield	0%	0%	0%
Expected stock price volatility	27.32%	29.70%	34.17%
Risk-free interest rate	2.0%	2.6%	2.8%
Expected life of options (years)	7	6	6

The Company has never declared a cash dividend. The expected stock price volatility is based on implied volatilities from traded options on the Company's stock as well as historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant in conjunction with the expected life of options. The expected life is based upon historical data and represents the period of time that granted options are expected to be outstanding.

Recent accounting standards: In May 2011, the Financial Accounting Standards Board (FASB) released ASU 2011-04 "Fair Value Measurement", which amends ASC 820 "Fair Value Measurements and Disclosures". This standard will be effective beginning in the first calendar quarter of 2012 and the Company is in the process of assessing the impact of this standard on its Consolidated Financial Statements.

In April 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-17, "Revenue Recognition – Milestone Method," an update to ASC 605 (formerly Emerging Issues Task Force (EITF) Issue No. 08-9, "Milestone Method of Revenue Recognition") relating to research or development arrangements. This guidance amends ASC 605 to add a subtopic for the milestone method of revenue recognition, called ASC 605-28. ASC 605-28 provides criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. The milestone method allows a vendor to recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Adoption of this guidance did not have a material effect on the Company's Consolidated Financial Statements.

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements", an amendment to ASC 820, "Fair Value Measurements and Disclosures". The standard requires disclosure for transfers in and out of Level 1 and Level 2, as well as enhancements to certain existing disclosures. The guidance became effective in fiscal 2011, and did not have an impact on the Company's Consolidated Financial Statements. In addition, the guidance contained new requirements around Level 3 activity, which were deferred and will be effective beginning in fiscal 2012. The guidance is not expected to have an impact on the Company's Consolidated Financial Statements.

2. Net income per share:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

	Years ended March 31,		
	2011	2010	2009
Basic	291,058	303,386	304,363
Effect of assumed conversion of employee stock options	117	395	758
Diluted	291,175	303,781	305,121

Options to purchase approximately 17,030, 18,453 and 16,290 shares of common stock at exercise prices ranging from $22.19 to $63.44 per share were outstanding during a portion of fiscal years 2011, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive. These options expire through 2021.

3. Business operations:

The Company and its principal operating subsidiaries, which are located primarily in the United States and Europe, manufacture and market ethical pharmaceutical products and other healthcare products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2011, 2010 and 2009, are from the Company's or one of its subsidiaries' country of origin, as follows:

	Years ended March 31,					
	2011		2010		2009	
	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
United States	$4,126,030	$ 292,463	$3,831,553	$293,716	$3,567,989	$333,345
Ireland	33,145	763,787	22,862	505,725	19,926	520,548
United Kingdom	53,951	3,975	49,109	6,074	48,140	6,410
	$4,213,126	$1,060,225	$3,903,524	$805,515	$3,636,055	$860,303

Net sales exclude sales between the Company and its subsidiaries.

Net sales by therapeutic class are as follows:

	Years ended March 31,		
	2011	2010	2009
Central nervous system (CNS)	$3,688,764	$3,455,700	$3,268,561
Cardiovascular	311,769	218,365	94,359
Other	212,593	229,459	273,135
	$4,213,126	$3,903,524	$3,636,055

The Company's CNS franchise consisting of Lexapro®, Celexa®, Namenda® and Savella® accounted for 88%, 89% and 90% of the Company's net sales for the years ended March 31, 2011, 2010 and 2009, respectively.

The following illustrates net sales to the Company's principal customers:

	Years ended March 31,		
	2011	2010	2009
McKesson Drug Company	37%	36%	37%
Cardinal Health, Inc.	32%	33%	33%
AmeriSource Bergen Corporation	20%	20%	19%

4. Accounts receivable:

Accounts receivable, net, consists of the following:

	March 31,	
	2011	2010
Trade	$482,725	$410,203
Other	52,761	65,450
	$535,486	$475,653

5. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

	March 31,	
	2011	2010
Raw materials	$ 79,237	$139,860
Work in process	18,569	35,767
Finished goods	353,559	292,142
	$451,365	$467,769

6. Fair value measurements:

ASC 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also requires the use of a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's financial assets adjusted to fair value at March 31, 2011 are its commercial paper investments included in cash and cash equivalents, money market accounts, municipal bonds and notes, government agency bonds, corporate bonds, certificates of deposit, variable rate demand notes, floating rate notes and auction rate securities (ARS). These assets are subject to the measurement and disclosure requirements of ASC 820. The Company adjusts the value of these instruments to fair value each reporting period.

The following table presents the fair value hierarchy of the Company's financial assets which are carried at fair value and measured on a recurring basis for the years ended March 31, 2011 and 2010:

Description	Fair value at March 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,560,484	$1,224,132	$336,352	
Municipal bonds and notes	158,484		158,484	
Commercial paper	807,604	349,067	458,537	
Variable rate demand notes	201,025		201,025	
Floating rate notes	250,247	250,247		
Auction rate securities	34,539			$34,539
Certificates of deposit	595,713	293,978	301,735	
Corporate bonds	518,513		518,513	
Government agency bonds	215,492		215,492	

Description	Fair value at March 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,839,944	$1,390,393	$449,551	
Municipal bonds and notes	426,872		426,872	
Commercial paper	433,952	141,156	292,796	
Variable rate demand notes	157,199		157,199	
Floating rate notes	359,293	359,293		
Auction rate securities	36,089			$36,089
Certificates of deposit	497,285	418,929	78,356	
Corporate bonds	299,207		299,207	
Government agency bonds	14,941		14,941	

As of March 31, 2011 and 2010, the Company determined the value of the ARS portfolio based upon a discounted cash flow model. The assumptions used in the valuation model include estimates for interest rates, timing and the amount of cash flows, and expected holding periods for the ARS. The Company reassessed the value of the ARS portfolio for the years ended March 31, 2011 and 2010, and determined that no further loss was necessary. The following table presents a reconciliation of the Level 3 investments measured at fair value on a recurring basis using unobservable inputs:

Balance at March 31, 2010	$36,089
Sales	(1,550)
Balance at March 31, 2011	$34,539

There were no purchases or material realized gains or losses within the Level 3 ARS during the year ended March 31, 2011.

Certain money market accounts are classified as Level 1 assets. All floating rate notes, certain commercial paper investments and certificates of deposit are also classified as Level 1 assets because they consist of publicly traded securities which are priced and actively traded on a daily basis.

Certain of the Company's money market accounts, commercial paper and certificates of deposit and all of the Company's variable rate demand notes, municipal bonds and notes, corporate bonds and government agency bonds are based on Level 2 inputs in the ASC 820 fair value hierarchy.

At March 31, 2011, the Company held investments in ARS amounting to $34,539 (with underlying maturities from 20.8 to 31.2 years) of which $21,300 is collateralized by student loans. Substantially all such collateral in the aggregate is guaranteed by the United States government under the Federal Family Education Loan Program. The balance of the ARS investments of $13,239 are issued by local municipal governments. Liquidity for these securities was normally dependent on an auction process that resets the applicable interest rate at pre-determined intervals, ranging from 7 to 35 days. Beginning in February 2008, the auctions for the ARS held by the Company and others were unsuccessful, requiring the Company to continue to hold them beyond their typical auction reset dates. Auctions fail when there is insufficient demand. However, this does not represent a default by the issuer of the security. Upon an auction's failure, the interest rates reset based on a formula contained in the security. The rate is generally equal to or higher than the current market rate for similar securities. The securities will continue to accrue interest and be auctioned until one of the following occurs: the auction succeeds; the issuer calls the securities; or the securities mature.

The Company classifies the ARS as non-current assets held for sale under the heading "Marketable securities and investments" in the Company's Consolidated Balance Sheets at fair value.

7. Marketable securities:

Available-for-sale debt securities consist of the following:

	March 31, 2011		
	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Variable rate demand notes	$ 178,435		
Municipal bonds and notes	144,950	$ 195	
Government agency bonds	160,894	207	
Commercial paper	606,986	753	($ 107)
Certificates of deposit	241,964	73	
Corporate bonds	252,146	289	(71)
Floating rate notes	127,928		(11,582)
Total current securities	1,713,303	1,517	(11,760)
Non-current:			
Municipal bonds and notes	13,534	21	
Government agency bonds	54,598	4,504	(122)
Certificates of deposit	9,436		(1)
Corporate bonds	266,366		(2,401)
Auction rate notes	34,539		(1,906)
Floating rate notes	122,319	391	(2,782)
Total non-current securities	500,792	4,916	(7,212)
Total available-for-sale debt securities	$2,214,095	$6,433	($18,972)

	March 31, 2010		
	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Variable rate demand notes	$ 157,199		
Municipal bonds and notes	218,146	$ 800	
Commercial paper	433,952	620	
Certificates of deposit	451,184	40	
Corporate bonds	118,280	615	
Floating rate notes	80,017	2	($ 213)
Total current securities	1,458,778	2,077	(213)
Non-current:			
Municipal bonds and notes	208,726	111	(20)
Government agency bonds	14,941		(42)
Corporate bonds	180,927	156	
Auction rate notes	36,089		
Floating rate notes	273,277		(11,202)
Total non-current securities	713,960	267	(11,264)
Total available-for-sale debt securities	$2,172,738	$2,344	($11,477)

Proceeds from the sales of available-for-sale debt securities were $2,900,869 and $2,140,826 during fiscal years 2011 and 2010, respectively. Gross realized gains on those sales during fiscal years 2011 and 2010 were $9,305 and $13,024, respectively. For purposes of determining gross realized gains and losses, the cost of securities is based on average cost. Net unrealized holding losses on available-for-sale debt securities in the amount of $12,539 and $9,133 for the years ended March 31, 2011 and 2010, respectively, have been included in Stockholders' equity: accumulated other comprehensive income. The preceding table does not include the Company's $29,125 investment in Ironwood Pharmaceuticals, Inc. (Ironwood), which is held at fair market value based on the quoted market price for the related security and described in Note 8 to the Consolidated Financial Statements.

Contractual maturities of available-for-sale debt securities at March 31, 2011, are as follows:

	Estimated fair value
Within one year	$1,713,303
1-5 years	420,255
5-10 years	53,875
After 10 years	26,662
	$2,214,095

Actual maturities may differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call penalties.

The Company currently invests funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, auction rate securities and floating rate notes. Certain securities are subject to a hard-put option(s) where the principal amount is contractually assured by the issuer and any resistance to the exercise of these options would be deemed as a default by the issuer. Such a potential default would be reflected in the issuer's respective credit rating, for which the Company maintains investment grade requirements pursuant to its corporate investment guidelines. While the Company believes its investments that have net unrealized losses are temporary, further declines in the value of these investments may be deemed other-than-temporary if the credit or capital markets were to deteriorate in future periods. The Company has the ability and intends to hold its investments until a recovery of fair value, which may be at maturity. Therefore, the Company does not consider these investments to be other-than-temporarily impaired and will continue to monitor global market conditions to minimize the uncertainty of impairments in future periods.

8. Intangible assets and license and collaboration agreements (*amortization periods are stated in years)*:

License agreements, product rights and other intangibles consist of the following:

		March 31, 2011		March 31, 2010	
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:					
License agreements	11	$434,446	$ 94,619	$196,300	$128,285
Product rights	12	61,788	42,672	68,662	43,056
Buy-out of royalty agreements	11	370,000	4,582	465,061	95,061
Trade names	20	34,190	33,057	34,190	31,069
Total	14	$900,424	$174,930	$764,213	$297,471

Amortization of license agreements, product rights and other intangibles charged to selling, general and administrative expense and cost of goods sold for fiscal years ended March 31, 2011, 2010 and 2009 amounted to approximately $30,755, $31,432 and $53,241, respectively. Future annual amortization expense expected is as follows:

Years ending March 31,	
2012	$ 65,419
2013	70,740
2014	72,355
2015	64,106
2016	65,139
	$337,759

In fiscal 2011, the Company entered into three agreements to license or acquire product rights. The first agreement was with TransTech Pharma, Inc. (TransTech) for the development and commercialization of GKA compounds discovered and developed by TransTech. These compounds represent a novel class of glucose-lowering agents for the treatment of type II diabetes. Under the terms of the agreement, the Company made an upfront license payment of $50,000 to TransTech which was charged to research and development expense. The second was with Grünenthal GmbH (Grünenthal) for the co-development and commercialization of GRT 6005 and its follow-on compound GRT 6006, small molecule analgesic compounds being developed by Grünenthal for the treatment of moderate to severe chronic pain. Pursuant to the agreement, the Company made an upfront payment to Grünenthal of $66,125 which was charged to research and development expense. Under the third agreement, also with Grünenthal, the Company acquired certain businesses and rights previously held by Grünenthal, for colistin and all rights previously licensed by Forest to Grünenthal for Colobreathe. Nebulized colistin is an antibiotic used in the treatment of cystic fibrosis, currently being marketed by Forest in the United Kingdom and Ireland. Colobreathe is a novel dry powder inhaler containing colistin, developed by Forest and currently being reviewed by the European Medicines Agency. Under the terms of the asset purchase agreement, the Company is obligated to pay Grünenthal approximately $100,000, of which approximately $70,000 was paid in December 2010, with the balance expected to be paid in fiscal 2012. The value assigned to colistin is being amortized using the straight-line method over the useful life of the product and is being charged to selling, general and administrative expense, while the value assigned to Colobreathe was charged to research and development expense as this product has not yet received regulatory approval.

In October 2010, the Company received marketing approval from the FDA for Teflaro® (ceftaroline) for the treatment of adults with community-acquired bacterial pneumonia, including cases caused by *Streptococcus pneumoniae* bacteremia and with acute bacterial skin and skin structure infections, including cases caused by methicillin-resistant *Staphylococcus aureus*. The worldwide rights (excluding Japan) to Teflaro are in-licensed on an exclusive basis from Takeda Pharmaceutical Company (Takeda). Pursuant to the agreement, upon FDA approval, the Company made a milestone payment of $8,000 to Takeda which is being amortized using the straight-line method over the useful life of the product and is being charged to selling, general and administrative expense.

In February 2011, the Company received approval from the FDA for the marketing of Daliresp® (roflumilast). Daliresp is a novel first-in-class, once-daily, orally administered, selective phosphodiesterase 4 (PDE4) enzyme inhibitor, developed by our partner Nycomed GmbH (Nycomed) as a treatment to reduce the risk of exacerbations in patients with severe chronic obstructive pulmonary disease (COPD) associated with chronic bronchitis and a history of exacerbations. Pursuant to the agreement, upon FDA approval, the Company made a milestone payment to Nycomed of approximately $182,000 which is being amortized using the straight-line method over the useful life of the product and is being charged to selling, general and administrative expense.

In fiscal 2010, the Company entered into four license agreements. The first was with Nycomed to develop and commercialize roflumilast (Daliresp). The second was with AstraZeneca AB (AstraZeneca) to acquire additional rights to avibactam (the International Nonproprietary Name for NXL104 as approved by the World Health Organization) and amended the Company's prior agreement with Novexel S.A. Pursuant to this amended agreement, the Company acquired full worldwide rights to the ceftaroline/avibactam combination while simultaneously licensing rights outside the United States, Canada and Japan to AstraZeneca. We also acquired co-development and exclusive commercialization rights in the United States and Canada to all other products containing avibactam including the ceftazidime/avibactam combination. The third agreement was with Almirall, S.A. (Almirall) to develop, market and distribute LAS100977, an inhaled long-acting beta-2 agonist being developed in combination with an undisclosed corticosteroid as a monotherapy for the treatment of asthma and COPD. Pursuant to each of these agreements, the Company paid upfront license fees of $100,000 to Nycomed, $229,000 to AstraZeneca and $75,000 to Almirall. These fees were charged to research and development expense. The fourth agreement was with AstraZeneca, for the co-development and commercialize of ceftaroline (Teflaro) worldwide, excluding the United States, Canada and Japan. Under the terms of the agreement, the Company received an upfront payment of $40,000 which was recorded to other income.

In fiscal 2009, the Company entered into a license agreement with Pierre Fabre Médicament (Pierre Fabre) to develop and commercialize F2695, a propriety selective norepinephrine and serotonin reuptake inhibitor that is being developed for the treatment of depression. Pursuant to this agreement, the Company paid an upfront license fee of $75,000 to Pierre Fabre which was charged to research and development expense.

Effective April 1, 2009 the Company implemented ASC 808-10, "Collaborative Arrangements", which prescribes that certain transactions between collaborators be recorded in the income statement on either a gross or net basis, depending on the characteristics of the collaboration relationship, and provides for enhanced disclosure of collaborative relationships.

These collaborations are contractual agreements with third parties consisting of a joint operating activity involving the research and development, manufacturing and marketing of a product. These collaboration agreements are profit sharing in nature and consequently both the Company and its partners are active participants and are subject to significant risks and rewards. These collaborative arrangements generally require the Company to make milestone and royalty payments based upon the results of specific development or regulatory objectives and future sales, if any. These agreements also include provisions for reimbursement of certain expenses between the Company and its partners. The Company has entered into several other license agreements which are not profit sharing in nature and accordingly do not qualify as collaboration agreements as defined by ASC 808-10.

The Company's agreement with Ironwood relating to linaclotide qualifies as a collaboration agreement under ASC 808-10. In September 2007, the Company entered into this collaboration agreement with Ironwood to co-develop and co-market Ironwood's first-in-class compound linaclotide, currently being investigated for the treatment of constipation-predominant irritable bowel syndrome and chronic constipation. Under the terms of the agreement, in fiscal 2008 the Company paid Ironwood a $70,000 upfront licensing fee which was charged to research and development expense. During the September 2009 quarter, the Company paid Ironwood $45,000 in development milestones, of which $28,400 was charged to research and development expense and $16,600 was recorded as a preferred equity investment in Ironwood. As a result of Ironwood's initial public offering in February 2010, this investment was converted into publicly traded common shares. At March 31, 2011, this investment had a value of $29,125 and is included under the heading "Marketable securities and investments" in the Company's Consolidated Balance Sheets at fair value. Linaclotide has not yet been approved by the FDA.

9. Accrued expenses:

Accrued expenses consist of the following:

	March 31,	
	2011	2010
Managed care and Medicaid rebates	$271,955	$232,337
Employee compensation and other benefits	136,903	117,833
Clinical research and development costs	69,384	103,114
Reserve for USAO investigation (see Note 13)		170,000
Other	268,849	226,157
	$747,091	$849,441

10. Debt facility:

On December 7, 2007, the Company established a $500,000 revolving credit facility for the purpose of providing additional financial liquidity for the financing of business development and corporate strategic initiatives. The facility can be increased to $750,000 based upon agreement with the participating lenders and expires on December 7, 2012. As of May 25, 2011, the Company has not drawn any funds from the available credit. The utilization of the revolving credit facility is subject to the adherence to certain financial covenants such as leverage and interest coverage ratios.

11. Commitments:

Leases: The Company leases manufacturing, laboratory, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal 2027. Rent expense was approximately $33,047, $35,380 and $35,857 for fiscal years ended March 31, 2011, 2010 and 2009, respectively. Future minimum rental payments under noncancellable leases are as follows:

Years ending March 31,	
2012	$ 34,857
2013	30,064
2014	25,792
2015	19,652
2016	18,436
Thereafter	106,527
	$235,328

License agreements: The Company has entered into several license and collaboration agreements for products currently under development. Pursuant to these agreements, the Company may be obligated in future periods to make additional milestone payments totaling approximately $1,166,000. These milestone payments become due and are payable only upon the achievement of certain research and development (approximately $519,000) and regulatory approval (approximately $647,000) milestones. The specific timing of such milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, the Company may be obligated to pay commercial milestones contingent upon the achievement of specific sales levels. Due to the long-range nature of such commercial milestone amounts, they are neither probable at this time nor predictable and consequently are not included in this disclosure.

Inventory purchase commitments: The Company has inventory purchase commitments of $216,438 as of March 31, 2011.

12. Stockholders' equity:

Under the 2007 Equity Incentive Plan (the 2007 Plan) as amended in August 2010, 28,950 shares have been authorized to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. The 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock option grants may be exercisable for up to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2011:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$20.55 to $30.00	3,289	8.3	$25.51	799	$24.47
30.01 to 50.00	11,711	5.6	37.28	6,448	40.23
50.01 to 63.44	2,085	3.0	52.76	1,527	53.22
	17,085	5.8	36.90	8,774	41.06

Transactions under the stock option plan are summarized as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Stock options:				
Outstanding at March 31, 2008 (at $9.77 to $76.66 per share)	19,294	$40.38		
Granted (at $20.55 to $38.33 per share)	2,989	28.62		
Exercised (at $9.77 to $38.94 per share)	(715)	14.88		
Forfeited	(2,715)	46.13		
Outstanding at March 31, 2009 (at $12.29 to $76.66 per share)	18,853	38.58		
Granted (at $22.19 to $31.27 per share)	3,011	29.65		
Exercised (at $12.29 to $24.67 per share)	(1,296)	13.41		
Forfeited	(1,867)	47.07		
Outstanding at March 31, 2010 (at $20.55 to $63.44 per share)	18,701	38.05		
Granted (at $26.18 to $32.28 per share)	3,241	31.14		
Exercised (at $20.55 to $31.27 per share)	(115)	25.17		
Forfeited	(4,742)	37.79		
Outstanding at March 31, 2011 (at $20.55 to $63.44 per share)	17,085	$36.90	5.5	$24,724
Exercisable at March 31, 2011	8,774	$41.06	3.7	$ 6,851

	Shares	Weighted average exercise price
Restricted Stock:		
Outstanding at March 31, 2008	451	$37.32
Granted	1,086	25.44
Vested	(133)	37.31
Forfeited	(44)	36.33
Outstanding at March 31, 2009	1,360	27.87
Granted	1,122	30.82
Vested	(525)	28.46
Forfeited	(71)	27.81
Outstanding at March 31, 2010	1,886	29.46
Granted	1,272	31.82
Vested	(777)	29.61
Forfeited	(106)	29.88
Outstanding at March 31, 2011	2,275	$30.72

At March 31, 2011, 14,190 shares were available for grant.

The total intrinsic value of stock options exercised during the years ended March 31, 2011, 2010 and 2009 was $752, $23,203 and $8,234, respectively, and the total intrinsic value of restricted stock vested during the years ended March 31, 2011, 2010 and 2009 was $24,258, $15,518 and $3,366 respectively. The weighted average grant date fair value per stock option granted during the years ended March 31, 2011, 2010 and 2009 were $10.00, $10.17 and $11.19, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2011, 2010 and 2009 was approximately $2,896, $1,374 and $3,378, respectively. In connection with these exercises, the Company recorded a net tax provision of $747 for the year ended March 31, 2011 and a net tax benefit of $8,868 and $2,419, for the years ended March 31, 2010 and 2009, respectively. The Company settles employee stock option exercises with newly issued common shares.

13. Contingencies:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multi-District Litigation ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption "*In re Brand Name Prescription Drugs Antitrust Litigation.*"

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including Forest, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in favor of the Company.

Following the Seventh Circuit's affirmation of the directed verdict in the Company's favor, Forest has secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company remains a defendant, together with other manufacturers, in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings with respect to the Company have been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims. However, by way of a decision dated January 25, 2007, the judge handling the Robinson-Patman Act cases for certain of a smaller group of designated defendants whose claims are being litigated on a test basis, granted summary judgment to those designated defendants against a group of designated plaintiffs due to those plaintiffs' failure to demonstrate any antitrust injury. Subsequently, the Court also granted the designated defendants' motion for summary judgment with respect to the designated plaintiffs' effort to obtain injunctive relief. The litigation is continuing with discovery regarding the claims of other plaintiffs. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In March 2011, the Company entered into a Stipulation of Settlement to resolve two derivative actions brought against the Company's directors and certain of its officers and consolidated under the caption *"In re Forest Laboratories, Inc. Derivative Litigation."* The Stipulation of Settlement also resolves a similar action captioned *Arnold Wandel, derivatively, Plaintiff vs. Howard Solomon, Lawrence Olanoff, et al., Defendants and Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc., Nominal Defendants.* These derivative actions alleged that the Company's directors and certain officers breached their fiduciary duties to the Company in connection with various matters relating to the marketing of Celexa and Lexapro which were in part the subject of a securities class action lawsuit which the Company settled in 2009 and the subject of legal actions taken by the United States Government and resolved by the Company in 2010. The Stipulation of Settlement provides for the implementation of certain corporate governance measures, including procedures for the review of press releases concerning the results of clinical trials and the maintenance of various compliance policies and procedures relating to sales and promotional activities, as well as the payment of certain agreed legal fees of the plaintiffs. The settlement does not require any other payment by the Company. The settlement remains subject to certain confirmatory discovery and court approval.

Forest Laboratories, Inc. (FLI) and Forest Pharmaceuticals, Inc. (FPI) are named, in one capacity or another, as defendants, along with numerous other manufacturers of pharmaceutical products in various actions which allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of "average wholesale prices" (AWP) which did not correspond to actual provider costs of prescription drugs. Actions brought by nearly all of the counties of the State of New York (first action commenced January 14, 2003) and by the State of Iowa (commenced October 9, 2007) are pending in the United States District Court for the District of Massachusetts under the caption *"In re Pharmaceutical Industry AWP Litigations"* for coordinated treatment. In addition, various state court actions are pending in actions brought by the States of Alabama (commenced January 26, 2005), Alaska (commenced October 6, 2006), Hawaii (commenced April 27, 2006), Idaho (commenced June 8, 2007), Illinois (commenced February 7, 2005), Mississippi (commenced October 20, 2005) and Kansas (commenced November 3, 2008), as well as actions brought by the Commonwealth of Kentucky (commenced November 4, 2004) and the State of Utah (commenced in May 2008). Furthermore, state court actions pending in the State Court of New York were brought by three of the New York counties, Erie (commenced March 8, 2005), Schenectady (commenced May 10, 2006) and Oswego (commenced May 11, 2006). An additional action was filed by the State of Mississippi on behalf of the State and School Employees' Life and Health Insurance Plan (commenced July 27, 2009).

Motions to dismiss have been filed with respect to most of the actions. While the motions to dismiss largely have been denied, some claims have been dismissed, including the federal Racketeering Influenced and Corrupt Organizations (RICO) claims brought by various New York counties whose remaining claims are pending in the multi-district proceeding (MDL) in Massachusetts. The Utah motion was granted, and Plaintiff is pursuing an appeal of that dismissal. Discovery is ongoing. In May 2009, several defendants, including Forest, reached an agreement in principle to settle the action brought by the State of Alabama, and Forest has recently reached settlements in principle with the States of Hawaii and Iowa, as well as the New York Counties whose claims are pending in the MDL proceeding in Massachusetts. The Company's settlement payments are not material to its financial condition or results of operations and are fully covered by established reserves. It is not anticipated that any trials involving Forest in these matters will take place before 2012.

Mr. Howard Solomon, the Company's Chairman, Chief Executive Officer and President, has received a notice from the Office of the Inspector General, Department of Health and Human Services (OIG-HHS) indicating its intent to consider excluding Mr. Solomon from participating in federal healthcare programs. This potential action by the OIG-HHS emanates from matters that the Company settled in 2010 with no finding of knowledge or wrongdoing by Mr. Solomon. Mr. Solomon has until June 13, 2011 to respond to this notice explaining why he should not be so excluded. Should the OIG-HHS determine after such response that Mr. Solomon should be excluded, Mr. Solomon would be required to step down from his present executive positions unless the effectiveness of such exclusion is enjoined by legal proceedings. Mr. Solomon plans to commence litigation to prevent such exclusion from taking effect if the OIG-HHS determines to proceed. The Company does not believe any such exclusion of Mr. Solomon is warranted and will support legal actions to challenge any such exclusion.

FLI and FPI are defendants in three federal actions filed on behalf of entities or individuals who purchased or reimbursed certain purchases of Celexa or Lexapro for pediatric use, all of which have been consolidated for pretrial purposes in a multidistrict litigation proceeding in the United States District Court for the District of Massachusetts under the caption *"In re Celexa and Lexapro Marketing and Sales Practices Litigation."* These actions, two of which are purported nationwide class actions, and one of which is a purported California-wide class action, allege that FLI and FPI marketed Celexa and/or Lexapro for off-label pediatric use and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. The complaints assert various similar claims, including claims under a number of state consumer protection statutes and state common laws. Discovery currently is ongoing. FLI and FPI intend to continue to vigorously defend against these cases. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

FLI and/or FPI are also named as defendants in two similar actions pending in the Missouri Circuit Court, Twenty-Second Judicial Circuit, arising from nearly identical allegations as those contained in the federal actions described in the immediately preceding paragraph. The first action, filed on July 22, 2009 under the caption "*Crawford v. Forest Pharmaceuticals, Inc.,*" is a putative class action on behalf of a class of Missouri citizens who purchased Celexa for pediatric use. Only FPI, which is headquartered in Missouri, is named as a defendant. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys' fees. In October 2010, the court certified a class of Missouri domiciliary citizens who purchased Celexa for pediatric use at any time prior to the date of the class certification order, but who do not have a claim for personal injury. Discovery is currently ongoing. The second action, filed on November 6, 2009 under the caption *"St. Louis Labor Healthcare Network et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.,"* is brought by two entities that purchased or reimbursed certain purchases of Celexa or Lexapro. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys' fees. FLI and FPI intend to continue to vigorously defend against both of these actions. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

The Company received a subpoena dated April 20, 2011 from the Office of the United States Attorney for the District of Massachusetts. The subpoena requests documents relating to Benicar, Benicar HCT (collectively Benicar) and Azor, prescription medications approved for the treatment of hypertension. The Company co-marketed Benicar from 2002 to 2008 together with the drug's originator Daiichi Sankyo, Inc. pursuant to co-promotion agreements. The Company intends to cooperate in responding to the subpoena.

The Company received a subpoena dated January 26, 2006 from the United States Attorney's Office for the District of Massachusetts requesting documents related to its commercial relationship with Omnicare, Inc. (Omnicare), a long-term care pharmacy provider, including but not limited to documents concerning the Company's contracts with Omnicare, and rebates and other payments made by the Company to Omnicare. The Company understands that the subpoena was issued in connection with that office's investigation of potential criminal violations of federal healthcare laws by Omnicare and potentially others. The Company is cooperating in this investigation.

On January 10, 2011, Apotex Inc. (Apotex) filed a two-count declaratory judgment action against Forest and H. Lundbeck A/S (Lundbeck) in the U.S. District Court for the Eastern District of Michigan for non-infringement of U.S. Patent Nos. 6,916,941 (the '941 Patent) and 7,420,069 (the '069 Patent), which are listed in the FDA's Orange Book for Lexapro. The '941 Patent relates to escitalopram oxalate crystals of particular sizes and to methods for manufacturing escitalopram oxalate crystals, and the '069 Patent relates to tablets prepared from crystalline escitalopram oxalate particles of particular sizes. This case does not impact the Company's exclusive rights to escitalopram (Lexapro) under U.S. Patent No. RE34,712, which expires in March 2012. On March 4, 2011, the Company filed a motion to dismiss for lack of subject matter jurisdiction. That same day, Apotex filed a motion for summary judgment of non-infringement. Briefing on both motions is complete. A hearing on these pending motions will likely be held in July 2011. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In April 2006, an action was commenced in the United States District Court for the Southern District of New York against the Company and Lundbeck under the caption *Infosint S.A. v. H. Lundbeck A/S, Lundbeck Inc. and Forest Laboratories, Inc.*. On October 15, 2009, a jury reached a verdict finding that a claim of Infosint's manufacturing process patent is valid and infringed by Forest's importation and sale in the United States of certain "citalopram products," and to the extent infringement was found, that the Company's licensing partner Lundbeck induced any such infringement. As part of this verdict, the jury awarded Infosint S.A. (Infosint) $15 million in damages. On June 17, 2010, Judge Kaplan granted Forest and Lundbeck's motion for judgment as a matter of law that Infosint's patent is invalid for obviousness, which eliminated the jury's damages award. On March 11, 2011, the Federal Circuit affirmed Judge Kaplan's decision without opinion.

During the quarter ended December 31, 2009, Infosint commenced comparable litigation against the Company's subsidiary in the Republic of Ireland. On November 24, 2010, Forest and Lundbeck reached an agreement with Infosint to stay the Irish proceedings until the counterpart UK proceedings between Lundbeck and Infosint (Forest is not a party to this action) were decided in the first instance. Under this agreement, rulings in the UK regarding validity and infringement would also apply in Ireland. The English trial was held from March 16-25, 2011. On April 14, 2011, the trial court rendered judgment that Infosint's UK patent is invalid. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

The Company currently is defending approximately fifty-six product liability lawsuits. Seventeen of the lawsuits allege that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide, or caused a violent event. Thirty-eight of these lawsuits allege that Celexa or Lexapro caused birth defects or persistent pulmonary hypertension in newborns (PPHN). The Company also has been named in a lawsuit alleging Lexapro induced renal failure. Each lawsuit seeks substantial compensatory and punitive damages. The Company is vigorously defending these suits.

A multi-district proceeding (MDL) has been established for the suicidality-related litigation, with the federal court cases being transferred to Judge Rodney Sippel in the United States District Court for the Eastern District of Missouri. The Company has reached an agreement in principle to settle three of the suicidality lawsuits and continues to work to remove contingencies and finalize the agreements in principle. The settlements in those three cases remain subject to several conditions. Until the remaining proposed settlements are finalized, there is no guarantee that those cases will be resolved by the agreement in principle. The amounts to be paid by the Company in connection with these settlements will not have a material effect upon the Company's results of operations or financial condition.

Except for one case in New York, the birth defect/PPHN cases have been consolidated in Cole County Circuit Court in Missouri. The Company expects the federal court MDL and the state court consolidation will ease the burden of defending these cases. The Company hopes that the consolidated proceedings will promote the economical and efficient resolution of these lawsuits and provide the Company with a meaningful opportunity to vindicate its products. However, litigation is inherently subject to uncertainty and the Company cannot predict or determine the outcome of this litigation. The Company generally maintains $140 million of product liability coverage (annually, per "occurrence" on a claims-made basis, and in the aggregate).

The Company received two subpoenas dated April 27, 2007 from the Office of the Attorney General of the State of Delaware requesting documents relating to its use of the "nominal price" exception to the Medicaid program's "Best Price" rules. The Company understands that comparable subpoenas have been or will be issued to other pharmaceutical manufacturers as part of that office's investigation of the use of the "nominal price" exception. The Company has complied with the subpoenas.

On August 11, 2010, the Company was named as a defendant (along with FPI), in an action brought by Elmaria Martinez, a Company Sales Representative, in the United States District Court for the Southern District of New York under the caption *Elmaria Martinez v. Forest Laboratories Inc. and Forest Pharmaceuticals Inc.*. The action is a putative class and collective action brought on behalf of all current and former sales representatives employed by the Company throughout the United States over the past three years and all current and former sales representatives employed anywhere in the State of New York over the past six years. The action alleges that the Company failed to pay its sales representatives overtime pay as purportedly required by the Fair Labor Standards Act and the New York Labor Law. The Company believes there is no merit to Plaintiff's claims and intend to vigorously defend this matter. The action is currently in the initial stages of discovery. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

The Company is also subject to various legal proceedings that arise from time to time in the ordinary course of its business. Although the Company believes that the proceedings brought against it, including the product liability cases described above, are without merit and the Company has product liability and other insurance, litigation is subject to many factors which are difficult to predict and there can be no assurance that the Company will not incur material costs in the resolution of these matters.

14. Income taxes:

The components of income before income tax expense were:

	Years ended March 31,		
	2011	2010	2009
United States	$ 330,511	$386,214	$238,219
Foreign	1,007,225	564,472	732,315
Income before income tax expense	$1,337,736	$950,686	$970,534

The provision for income taxes consists of the following:

	Years ended March 31,		
	2011	2010	2009
Current:			
U.S. federal	$162,020	$227,181	$149,739
State and local	23,574	19,905	20,263
Foreign	56,866	43,558	46,884
	242,460	290,644	216,886
Deferred:			
United States	45,997	(23,216)	(11,943)
Foreign	2,509	875	(2,152)
	48,506	(22,341)	(14,095)
	$290,966	$268,303	$202,791

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

(*Percentage of income before income tax expense*)	Years ended March 31,		
	2011	2010	2009
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of foreign operations	(17.9)	(11.3)	(18.9)
Research credit	(1.0)	(1.1)	(1.3)
State and local taxes, less federal tax benefit	1.1	1.4	0.7
Government investigation	2.1	0.0	3.1
Permanent differences and other items	2.5	4.2	2.3
	21.8%	28.2%	20.9%

The Company's effective tax rate for fiscal years 2011, 2010 and 2009 is lower than the federal statutory rate principally as a result of the proportion of earnings generated in lower-taxed foreign jurisdictions as compared with the United States.

Net deferred income taxes relate to the following timing differences:

	March 31,	
	2011	2010
Inventory reserves	$ 45,149	$ 44,297
Receivable allowances and other reserves	40,776	45,497
Depreciation	(12,557)	(8,301)
Amortization	76,189	88,620
Carryforwards and credits	57,969	63,720
Accrued liabilities	38,631	23,486
Employee stock option tax benefits	23,196	26,673
Other (includes reserve for legal contingencies)	32,970	64,325
	302,323	348,317
Valuation allowance	(13,551)	(15,282)
Deferred taxes, net	$288,772	$333,035

The Company has certain state and local net operating loss carryforwards as well as excess charitable contribution carryovers which are available to reduce future U.S. federal and state taxable income, expiring at various times between 2011 and 2027. Although not material, valuation allowances have been established for a portion of deferred tax assets acquired as part of the Cerexa purchase as the Company determined that it was more likely than not that these benefits will not be realized.

No provision has been made for income taxes on the undistributed earnings of the Company's foreign subsidiaries of approximately $5,444,746 at March 31, 2011 as the Company intends to indefinitely reinvest such earnings.

The Company accrues liabilities for identified tax contingencies that result from positions that are being challenged or could be challenged by tax authorities. The Company believes that its accrual for tax liabilities is adequate for all open years, based on Management's assessment of many factors, including its interpretations of the tax law and judgments about potential actions by tax authorities. However, it is possible that the ultimate resolution of any tax audit may be materially greater or lower than the amount accrued.

The Company's income tax returns for fiscal years prior to 1999 in most jurisdictions and prior to 2005 in Ireland are no longer subject to review as such fiscal years are generally closed. Tax authorities in various jurisdictions are in the process of reviewing the Company's income tax returns for various post-1999 fiscal years, including the Internal Revenue Service (IRS), which is currently reviewing fiscal years 2004, 2005 and 2006. It is unlikely that the outcome will be determined within the next 12 months. Potential claims for years under review could be material.

As of March 31, 2011 the Company's Consolidated Balance Sheet reflects UTBs (unrecognized tax benefits) of $426,398 of which $399,697 would impact the effective tax rate if recognized. A reconciliation of the beginning and ending amount of UTBs is as follows:

	2011	2010
Balance as of April 1	$312,408	$228,534
Additions related to prior year positions	14,349	55,204
Reductions related to prior year positions		(2,135)
Reduction related to audit settlement		(18,237)
Reduction related to statute expiration		(18,789)
Additions related to current year positions	99,641	67,831
Balance as of March 31	$426,398	$312,408

The Company recorded interest related to UTBs in income tax expense and related liability accounts on the balance sheet. During the fiscal years ended March 31, 2011 and 2010, the Company recognized $17,748 and $18,931 of interest and penalties, respectively. Accrued interest related to UTBs totaled $59,318 and $41,570 as of March 31, 2011 and 2010, respectively.

It is anticipated that the amount of UTBs will not change significantly within the next 12 months.

15. Quarterly financial data (unaudited):

2011	Net sales	Gross profit	Net income	Diluted earnings per share
First quarter	$1,020,126	$788,422	$117,477	$0.39
Second quarter	1,037,264	791,024	286,110	1.00
Third quarter	1,063,878	815,450	320,707	1.11
Fourth quarter	1,091,858	854,249	322,476	1.12

2010	Net sales	Gross profit	Net income	Diluted earnings per share
First quarter	$948,242	$731,498	$262,898	$0.87
Second quarter	962,714	741,553	186,662	0.61
Third quarter	997,002	749,354	210,232	0.69
Fourth quarter	995,566	756,773	22,591	0.07

16. Subsequent events:

On April 13, 2011, the Company completed its acquisition of Clinical Data, Inc. (Clinical Data), a specialty pharmaceutical company focused on the development of first-in-class and best-in-category therapeutics, for $30 per share, plus contingent consideration, per the Contingent Value Rights agreement (the CVR), of up to $6 per share, if certain milestones connected to sales of Viibryd™, one of the acquired products, are achieved. With this acquisition, the Company gains access to Clinical Data's recently approved antidepressant, Viibryd, as well as other candidates in Clinical Data's development pipeline including Phase III candidate, Stedivaze™. The acquisition was consummated by a wholly-owned subsidiary of the Company through a tender offer to acquire all of the outstanding shares of common stock of Clinical Data, all of the outstanding warrants to purchase shares that have exercise prices of $36.00 per share or less, and all of the outstanding convertible promissory notes. The acquisition had no impact on the Company's 2011 Consolidated Financial Statements.

The Company expects to fully integrate the operations of Clinical Data into its existing structure. The aggregate consideration paid was approximately $1.3 billion, which the Company financed with existing cash. The purchase price allocation has not yet been finalized; however, based on an initial assessment, the Company expects the majority of the purchase price to be allocated between intangible assets and goodwill.

The CVR may require additional consideration to be paid by the Company in the form of milestone payments connected to sales of Viibryd as follows:

- $1 per share if U.S. net sales of Viibryd over four consecutive fiscal quarters within the first 5 years from the date of the close, reach or exceed $800 million.
- $2 per share if U.S. net sales of Viibryd over four consecutive fiscal quarters within the first 6 years from the date of the close, reach or exceed $1.1 billion. and;
- $3 per share if U.S. net sales of Viibryd over four consecutive fiscal quarters within the first 7 years from the date of the close, reach or exceed $1.5 billion.

The approximate range of undiscounted amounts we could be required to pay under the CVR is between zero and $275.0 million. The fair value of the contingent consideration will be finalized in conjunction with the purchase price allocation.

Viibryd (vilazodone HCl) is a novel antidepressant approved for the treatment of adults with major depressive disorder (MDD). The efficacy of Viibryd was established in two 8-week, multi-center, randomized, double-blind, placebo-controlled studies in adult (18-80 years of age) outpatients who met the Diagnostic and Statistical Manual of Mental Disorders (DSM-IV-TR) criteria for MDD. The Company expects to launch Viibryd in the U.S. during the second half of 2011. Stedivaze is in Phase III development as a pharmacologic stress agent for radionuclide myocardial perfusion imaging (MPI).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of Management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, Management believes that we maintained effective internal control over financial reporting as of March 31, 2011.

Our independent registered public accounting firm has issued an attestation report on Management's assessment of our internal control over financial reporting which is included herein.

Howard Solomon
Chairman, Chief Executive Officer
and President

Francis I. Perier, Jr.
Executive V.P., Finance and
Administration & CFO

May 26, 2011

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Forest Laboratories, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Controls and Procedures." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Forest Laboratories, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2011 and March 31, 2010 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2011, and our report dated May 26, 2011 expressed an unqualified opinion thereon.

BDO USA, LLP

New York, New York
May 26, 2011

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries at March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 26, 2011 expressed an unqualified opinion thereon.

BDO USA, LLP

New York, New York
May 26, 2011

Form 10-K
The Company's annual report on Form 10-K to the Securities and Exchange Commission for fiscal 2011 is available to stockholders upon written request to: Corporate Secretary, Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10022-4731.

NYSE Certification
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the year ended March 31, 2011. We have also filed with the New York Stock Exchange the Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual for the fiscal year ended March 31, 2010.

Stock Market Data
The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The table below shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

Quarterly Stock Market Prices

	High	Low
April - June 2009	25.49	20.93
July - September 2009	29.82	23.32
October - December 2009	32.76	27.02
January - March 2010	33.10	28.27
April - June 2010	32.91	24.17
July - September 2010	31.84	26.69
October - December 2010	34.17	30.68
January - March 2011	34.59	30.03

As of May 25, 2011 there were 1,138 stockholders of record of the Company's common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Forest Laboratories, Inc., the S&P 500 Index and the S&P Pharmaceuticals Index

The following graph compares the cumulative 5-year total return attained by stockholders on Forest Laboratories, Inc.'s common stock relative to the cumulative total returns of the S&P 500 index and the S&P Pharmaceuticals index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) from 3/31/2006 to 3/31/2011.


$140
$120
$100
$80
$60
$40
$20
$0
03/31/06
03/31/07
03/31/08
03/31/09
03/31/10
03/31/11
Forest Laboratories, Inc.
S&P 500
S&P Pharmaceuticals

*$100 invested on 03/31/06 in stock or index, including reinvestment of dividends. Fiscal year ended March 31.

Corporate

Howard Solomon
Chairman, Chief Executive Officer & President

Raymond Stafford
Executive Vice President - Global Marketing &
Chief Executive Officer -
Forest Laboratories Europe

Elaine Hochberg
Executive Vice President &
Chief Commercial Officer

Francis I. Perier, Jr.
Executive Vice President - Finance and Administration
& Chief Financial Officer

Jerome Lynch
Senior Vice President - Sales

David F. Solomon
Senior Vice President - Corporate Development &
Strategic Planning

Marco Taglietti, M.D.
Senior Vice President - Research & Development
President
Forest Research Institute

Kevin Walsh
Senior Vice President & Director
of Operations

Wael Fayad
Vice President -
Global Business Development

Ralph Kleinman
Vice President - Corporate Tax & Treasury

William J. Meury
Vice President - Marketing

Frank Murdolo
Vice President - Investor Relations

Sally Paull
Vice President - Human Resources

Rita Weinberger
Vice President - Controller &
Principal Accounting Officer

Herschel S. Weinstein
Vice President - General Counsel &
Corporate Secretary

Joseph Zimmerman
Vice President & Chief of Compliance

Subsidiary

Paul C. Grint, M.D.
President
Cerexa

Michael F. Baker
Executive Vice President -
Trade Sales & Development
Forest Pharmaceuticals

Robert Jackson
Executive Vice President -
Project Management & Operations
Forest Research Institute

Gerard J. Azzari
Senior Vice President - Sales
Forest Pharmaceuticals

Joseph Camardo, M.D.
Senior Vice President -
Respiratory and Medical Affairs
Forest Research Institute

Gavin R Corcoran M.D., F.A.C.P.
Senior Vice President -
Early Development & Internal Medicine
Clinical Development
Forest Research Institute

C. Douglas Glidewell
Senior Vice President - Finance
Forest Pharmaceuticals

OFFICERS

Terrill J. Howell
Senior Vice President - Operations
Forest Pharmaceuticals

Charles S. Ryan, Ph.D.
Senior Vice President - Chief Intellectual Property Counsel
Forest Research Institute

Srinivas Vangala
Senior Vice President - Informatics
Forest Pharmaceuticals

Nancy Barnett
Vice President - Marketing Services
Forest Pharmaceuticals

Mariette Boerstoel
Vice President -
Global DSS & PVRM
Forest Research Institute

June Bray
Vice President - Regulatory Affairs
Forest Research Institute

Ian A. Critchley, Ph.D.
Vice President - Clinical Microbiology
Cerexa

Mark A. Devlin
Vice President - Managed Markets, Government & Policy
Forest Pharmaceuticals

Monica H. Fencik
Vice President - Scientific Assessments
Forest Research Institute

H. David Friedland, M.D.
Vice President - Clinical Sciences
Cerexa

Christoph Haas
Vice President -
Global Product Transfer
Forest Research Institute

Teri Kalish
Vice President - Marketing
Forest Pharmaceuticals

Jonathan D. Lee
Vice President - Clinical Operations
Cerexa

Shashank Mahashabde, Ph.D.
Vice President - Pharmaceutical Research & Development
Forest Research Institute

Ramaswamy Murari
Vice President - Corporate Quality & Compliance
Forest Research Institute

Thomas Nee
Vice President - New Products
Forest Pharmaceuticals

Ulo Palm, M.D., Ph.D.
Vice President - Clinical Operations & Planning
Forest Research Institute

Ellen Reilly
Vice President - Informatics Business Operations
Forest Pharmaceuticals

Patrick Retif
Vice President -
Informatics Sales & Marketing
Forest Pharmaceuticals

Kimberley Thacker, M.D.
Vice President - Medical Affairs & Health Outcomes
Forest Research Institute

Directors

Nesli Basgoz, M.D.
Associate Chief for Clinical Affairs
Massachusetts General Hospital

William J. Candee III
Attorney in Private Practice

George S. Cohan
President
The George Cohan Company, Inc (Consultants)

Dan L. Goldwasser
Shareholder
Vedder Price P.C.
(Attorneys at Law)

Kenneth E. Goodman
Private Investor

Lawrence S. Olanoff, M.D., Ph.D.
Special Advisor to the President
for Corporate Relations,
Medical University of SC, Charleston, SC

Lester B. Salans, M.D.
Clinical Professor,
Mount Sinai Hospital &
Industry Consultant

Howard Solomon

Peter J. Zimetbaum
Director of Clinical Cardiology
Beth Israel Deaconess
Medical Center

Independent Registered Public Accountants

BDO USA, LLP
New York, New York

Transfer Agent

Address stockholder inquiries to:
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310 - 2053
Telephone: 1-800-313-9450





Forest Laboratories, Inc.

909 Third Avenue, New York, NY 10022-4731
www.frx.com